Exhibit 99.1

Yatsen Announces Third Quarter 2022 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on November 22, 2022

GUANGZHOU, China, November 22, 2022 – Yatsen Holding Limited (“Yatsen” or the “Company”) (NYSE: YSG), a leading Chinese beauty company, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Highlights

•	Total net revenues for the third quarter of 2022 decreased by 36.1% to RMB857.9 million (US$120.6 million) from RMB1.34 billion in the prior year period.

•

Total net revenues from Skincare Brands[1] for the third quarter of 2022 increased by 33.0% to RMB269.4 million (US$37.9 million) from RMB202.5 million in the prior year period. As a percentage of total net revenues, total net revenues from Skincare Brands for the third quarter of 2022 increased to 31.4% from 15.1% in the prior year period.

•	Gross margin for the third quarter of 2022 was 68.9%, compared with 67.9% in the prior year period.
•

Net loss for the third quarter of 2022 decreased by 41.7% to RMB210.7 million (US$29.6 million) from RMB361.8 million in the prior year period. Non-GAAP net loss[2] for the third quarter of 2022 decreased by 41.5% to RMB126.5 million (US$17.8 million) from RMB216.3 million in the prior year period.

Mr. Jinfeng Huang, Founder, Chairman and Chief Executive Officer of Yatsen, stated “We started the year with a new five-year strategic development plan to drive our long-term and sustainable growth. In the third quarter of 2022, we remained focused on building our brands, elevating operational efficiency, and investing in R&D. Our Skincare Brands recorded solid growth in the third quarter of 2022, amid the softening beauty market and resurgence of COVID-19. We have also seen significant improvements in narrowing net loss and non-GAAP net loss as we continued to implement our cost optimization plan.”

[1]	Include net revenues from Abby’s Choice, DR. WU (its mainland China business), Galénic, Eve Lom and other skincare brands.
[2]

Non-GAAP net loss is a non-GAAP financial measure. Non-GAAP net loss is defined as net loss excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, and (iv) tax effects on non-GAAP adjustments.

“Our third quarter results illustrate Yatsen’s growth potential and the resilience of our business model. We have taken steps to optimize the revenue mix and embed structural efficiency into our operations, enhancing our ability to deliver on our strategic targets. As a result, we have seen continued sequential improvements. The total net revenues contributed by our Skincare Brands has exceeded 30% of our total net revenues for two consecutive quarters. Gross margin increased to 68.9%, driven by increasing sales of higher-gross margin products from our Skincare Brands, cost optimization and stricter pricing and discount policies across all our brand portfolios. We also managed to narrow net loss margin to 24.6% and non-GAAP net loss margin to 14.7% in the third quarter of 2022. With a cash, restricted cash and short-term investments balance of RMB2.60 billion at the end of this quarter, we have sufficient resources and flexibility in pursuit of our long-term strategic goals,” commented Mr. Donghao Yang, Director and Chief Financial Officer of Yatsen.

Third Quarter 2022 Financial Results

Net Revenues

Total net revenues for the third quarter of 2022 decreased by 36.1% to RMB857.9 million (US$120.6 million) from RMB1.34 billion in the prior year period. The decrease was primarily attributable to a 48.8% decrease in net revenues from our Color Cosmetics Brands3, partially offset by a 33.0% increase in net revenues from our Skincare Brands.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2022 decreased by 35.2% to RMB591.3 million (US$83.1 million) from RMB911.8 million in the prior year period. Gross margin for the third quarter of 2022 increased to 68.9% from 67.9% in the prior year period. The increase was driven by (i) increasing sales of higher-gross margin products from our Skincare Brands, (ii) cost optimization and (iii) stricter pricing and discount policies across all our brand portfolios.

Operating Expenses

Total operating expenses for the third quarter of 2022 decreased by 33.1% to RMB857.0 million (US$120.5 million) from RMB1.28 billion in the prior year period. As a percentage of total net revenues, total operating expenses for the third quarter of 2022 were 99.9%, as compared with 95.4% in the prior year period.

•

Fulfillment Expenses. Fulfillment expenses for the third quarter of 2022 were RMB63.8 million (US$9.0 million), as compared with RMB100.2 million in the prior year period. As a percentage of total net revenues, fulfillment expenses for the third quarter of 2022 decreased to 7.4% from 7.5% in the prior year period. The decrease was primarily attributable to a decrease in warehouse and logistics cost due to optimization of our fulfillment capacity.

[3]	Include net revenues from Perfect Diary, Little Ondine, Pink Bear and other color cosmetics brands.

•

Selling and Marketing Expenses. Selling and marketing expenses for the third quarter of 2022 were RMB564.8 million (US$79.4 million), as compared with RMB911.3 million in the prior year period. As a percentage of total net revenues, selling and marketing expenses for the third quarter of 2022 decreased to 65.8% from 67.9% in the prior year period. The decrease was primarily attributable to the higher efficiency of online marketing activities, partially offset by store closure-related expenses and provision.

•

General and Administrative Expenses. General and administrative expenses for the third quarter of 2022 were RMB194.5 million (US$27.3 million), as compared with RMB233.9 million in the prior year period. As a percentage of total net revenues, general and administrative expenses for the third quarter of 2022 increased to 22.7% from 17.4% in the prior year period. The increase was primarily attributable to the lower total net revenues in the third quarter of 2022, creating a low-base effect.

•

Research and Development Expenses. Research and development expenses for the third quarter of 2022 were RMB33.9 million (US$4.8 million), as compared with RMB35.8 million in the prior year period. As a percentage of total net revenues, research and development expenses for the third quarter of 2022 increased to 3.9% from 2.7% in the prior year period. The increase was primarily attributable to the lower total net revenues in the third quarter of 2022, creating a low-base effect.

Loss from Operations

Loss from operations for the third quarter of 2022 decreased by 28.1% to RMB265.7 million (US$37.4 million) from RMB369.3 million in the prior year period. Operating loss margin was 31.0%, as compared with 27.5% in the prior year period.

Non-GAAP loss from operations4 for the third quarter of 2022 decreased by 26.6% to RMB162.6 million (US$22.9 million) from RMB221.7 million in the prior year period. Non-GAAP operating loss margin was 19.0%, as compared with 16.5% in the prior year period.

Net Loss

Net loss for the third quarter of 2022 decreased by 41.7% to RMB210.7 million (US$29.6 million) from RMB361.8 million in the prior year period. Net loss margin was 24.6%, as compared with 26.9% in the prior year period. Net loss attributable to Yatsen’s ordinary shareholders per diluted ADS5 for the third quarter of 2022 was RMB0.37 (US$0.05), as compared with RMB0.57 in the prior year period.

[4]

Non-GAAP loss from operations is a non-GAAP financial measure. Non-GAAP loss from operations is defined as loss from operations excluding share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions.

[5]	ADS refers to the American depositary shares, each of which represents four Class A ordinary shares.

Non-GAAP net loss for the third quarter of 2022 decreased by 41.5% to RMB126.5 million (US$17.8 million) from RMB216.3 million in the prior year period. Non-GAAP net loss margin was 14.7%, as compared with 16.1% in the prior year period. Non-GAAP net loss attributable to Yatsen’s ordinary shareholders per diluted ADS6 for the third quarter of 2022 was RMB0.22 (US$0.03), as compared with RMB0.34 in the prior year period.

Balance Sheet and Cash Flow

As of September 30, 2022, the Company had cash, restricted cash and short-term investments of RMB2.60 billion (US$365.7 million), as compared with RMB3.14 billion as of December 31, 2021.

Net cash generated from operating activities for the third quarter of 2022 was RMB21.8 million (US$3.1 million), compared with net cash used in operating activities of RMB225.3 million in the prior year period.

Business Outlook

For the fourth quarter of 2022, the Company expects its total net revenues to be between RMB916.7 million and RMB1.07 billion, representing a year-over-year decline of approximately 30% to 40%. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB7.1135 to US$1.00, the exchange rate in effect as of September 30, 2022, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call Information

The Company’s management will hold a conference call on Tuesday, November 22, 2022, at 7:30 A.M. U.S. Eastern Time or 8:30 P.M. Beijing Time to discuss its financial results and operating performance for the third quarter 2022.

[6]

Non-GAAP net loss attributable to ordinary shareholders per diluted ADS is a non-GAAP financial measure. Non-GAAP net loss attributable to ordinary shareholders per diluted ADS is defined as non-GAAP net loss attributable to ordinary shareholders divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP net loss attributable to ordinary shareholders is defined as net loss attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, and (iv) tax effects on non-GAAP adjustments.

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	4864716

The replay will be accessible through November 29, 2022, by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	4864716

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.yatsenglobal.com/.

About Yatsen Holding Limited

Yatsen Holding Limited (NYSE: YSG) is a leading player in China’s beauty market with a mission to create an exciting new journey of beauty discovery for consumers in China and around the world. Founded in 2016, the Company has launched and acquired multiple color cosmetics and skincare brands including Perfect Diary, Little Ondine, Abby’s Choice, Galénic, DR.WU (its mainland China business), Eve Lom and Pink Bear. The Company’s flagship brand, Perfect Diary, is one of the top color cosmetics brands in China in terms of online retail sales value. Leveraging its digitally native direct-to-customer business model, the Company has built core capabilities which enable it to launch and scale multiple brands quickly while offering a wide selection of products to a growing variety of customers. The Company reaches and engages with customers directly both online and offline, with expansive presence across all major e-commerce, social and content platforms in China.

For more information, please visit http://ir.yatsenglobal.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders and non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS, each a non-GAAP financial measure, in reviewing and assessing its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the management to evaluate operating performance and formulate business plans. Non-GAAP financial measures help identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects. The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions. The Company defines non-GAAP net income (loss) as net income (loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, and (iv) tax effects on non-GAAP adjustments. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders as net income (loss) attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments and (iv) tax effects on non-GAAP adjustments. Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is computed using non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

However, the non-GAAP financial measures have limitations as analytical tools as the non-GAAP financial measures are not presented in accordance with U.S. GAAP and may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of Yatsen’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, outlook and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which include but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to continue to roll out popular products and maintain popularity of existing products; its ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; its ability to integrate newly-acquired businesses and brands; trends and competition in and relevant government policies and regulations relating to China’s beauty market; changes in its revenues and certain cost or expense items; and general economic conditions globally and in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Yatsen Holding Limited

Investor Relations

E-mail: ir@yatsenglobal.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: yatsen@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: yatsen@thepiacentegroup.com

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	December 31,	September 30,	September 30,
	2021	2022	2022
	RMB'000	RMB'000	USD'000
Assets
Current assets
Cash and cash equivalents	3,138,008	1,462,056	205,533
Short-term investment	-	1,096,498	154,143
Accounts receivable	355,837	214,289	30,124
Inventories, net	695,761	488,265	68,639
Prepayments and other current assets	366,191	309,134	43,457
Amounts due from related parties	60	60	8
Total current assets	4,555,857	3,570,302	501,904
Non-current assets
Restricted cash	-	42,681	6,000
Investments	350,380	508,328	71,460
Property and equipment, net	245,314	91,313	12,837
Goodwill	869,421	820,292	115,315
Intangible assets, net	745,851	670,033	94,192
Deferred tax assets	2,000	1,847	260
Right-of-use assets, net	422,966	148,551	20,883
Other non-current assets	80,220	59,183	8,320
Total non-current assets	2,716,152	2,342,228	329,267
Total assets	7,272,009	5,912,530	831,171
Liabilities, redeemable non-controlling interests and shareholders' equity (deficit)
Current liabilities
Accounts payable	240,815	157,296	22,112
Advances from customers	20,680	19,501	2,741
Accrued expenses and other liabilities	370,531	325,164	45,711
Amounts due to related parties	13,967	31,635	4,447
Income tax payables	16,747	22,116	3,109
Lease liabilities due within one year	214,843	97,801	13,749
Total current liabilities	877,583	653,513	91,869
Non-current liabilities
Deferred tax liabilities	124,450	110,036	15,469
Deferred income-non current	56,180	50,703	7,128
Lease liabilities	206,303	52,073	7,320
Total non-current liabilities	386,933	212,812	29,917
Total liabilities	1,264,516	866,325	121,786
Redeemable non-controlling interests	338,587	339,924	47,786
Shareholders’ equity (deficit)

Ordinary Shares (US$0.00001 par value; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated as of December 31, 2021 and September 30, 2022; 1,938,303,919 Class A shares and 758,869,844 Class B ordinary shares issued; 1,789,239,887 Class A ordinary shares and 737,513,429 Class B ordinary shares outstanding as of and December 31, 2021;  2,030,600,883 Class A shares and 666,572,880 Class B ordinary shares issued; 1,569,811,092 Class A ordinary shares and 666,572,880 Class B ordinary shares outstanding as of and September 30, 2022)

	173	173	24
Treasury shares	(22,330)	(668,916)	(94,035)
Additional paid-in capital	11,697,942	11,962,077	1,681,602
Statutory reserve	21,352	21,352	3,002
Accumulated deficit	(5,782,169)	(6,545,292)	(920,123)
Accumulated other comprehensive income (loss)	(255,780)	(68,978)	(9,695)
Total Yatsen Holding Limited shareholders' (deficit) equity	5,659,188	4,700,416	660,775
Non-controlling interests	9,718	5,865	824
Total shareholders' (deficit) equity	5,668,906	4,706,281	661,599
Total liabilities, redeemable non-controlling interests and shareholders' equity (deficit)	7,272,009	5,912,530	831,171

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended September 30,
	2021	2022	2022
	RMB'000	RMB'000	USD'000
Total net revenues	1,342,604	857,904	120,602
Total cost of revenues	(430,757)	(266,626)	(37,482)
Gross profit	911,847	591,278	83,120
Operating expenses:
Fulfilment expenses	(100,174)	(63,757)	(8,963)
Selling and marketing expenses	(911,297)	(564,815)	(79,400)
General and administrative expenses	(233,874)	(194,541)	(27,348)
Research and development expenses	(35,816)	(33,881)	(4,763)
Total operating expenses	(1,281,161)	(856,994)	(120,474)
Loss from operations	(369,314)	(265,716)	(37,354)
Financial income	9,390	10,834	1,523
Foreign currency exchange losses	(2,854)	(19,309)	(2,714)
Income from equity method investments, net	103	16,919	2,378
Other (expense) income, net (1)	(1,067)	50,198	7,057
Loss before income tax expenses	(363,742)	(207,074)	(29,110)
Income tax benefit (expenses)	1,986	(3,656)	(514)
Net loss	(361,756)	(210,730)	(29,624)
Net loss attributable to non-controlling interests and redeemable non-controlling interests	1,477	4,452	626
Net loss attributable to Yatsen's shareholders	(360,279)	(206,278)	(28,998)
Shares used in calculating loss per share (2):
Weighted average number of Class A and Class B ordinary shares:
Basic	2,526,453,776	2,257,211,263	2,257,211,263
Diluted	2,526,453,776	2,257,211,263	2,257,211,263
Net loss per Class A and Class B ordinary share
Basic	(0.14)	(0.09)	(0.01)
Diluted	(0.14)	(0.09)	(0.01)
Net loss per ADS (4 ordinary shares equal to 1 ADS)
Basic	(0.57)	(0.37)	(0.05)
Diluted	(0.57)	(0.37)	(0.05)

(1)

Other (expense) income, net include the government subsidies, which amounted RMB 5.4 million and RMB 46.4 million in the three-month period ended 30 September, 2021 and 30 September, 2022, respectively.

	For the Three Months Ended September 30,
	2021	2022	2022
Share-based compensation expenses are included in the operating expenses as follows:	RMB'000	RMB'000	USD'000
Fulfilment expenses	1,624	837	118
Selling and marketing expenses	25,918	14,801	2,081
General and administrative expenses	100,861	68,241	9,593
Research and development expenses	5,552	7,498	1,054
Total	133,955	91,377	12,846

(2)

Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to twenty votes on all matters that are subject to shareholder vote.

YATSEN HOLDING LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended September 30,
	2021	2022	2022
	RMB'000	RMB'000	USD'000
Loss from operations	(369,314)	(265,716)	(37,354)
Share-based compensation expenses	133,955	91,377	12,846
Amortization of intangible assets resulting from assets and business acquisitions	13,619	11,692	1,644
Non-GAAP loss from operations	(221,740)	(162,647)	(22,864)
Net loss	(361,756)	(210,730)	(29,624)
Share-based compensation expenses	133,955	91,377	12,846
Amortization of intangible assets resulting from assets and business acquisitions	13,619	11,692	1,644
Revaluation of investments on the share of equity method investments	-	(16,836)	(2,367)
Tax effects on non-GAAP adjustments	(2,137)	(2,005)	(282)
Non-GAAP net loss	(216,319)	(126,502)	(17,783)
Net loss attributable to ordinary shareholders of Yatsen	(360,279)	(206,278)	(28,998)
Share-based compensation expenses	133,955	91,377	12,846
Amortization of intangible assets resulting from assets and business acquisitions	13,349	12,107	1,702
Revaluation of investments on the share of equity method investments	-	(16,836)	(2,367)
Tax effects on non-GAAP adjustments	(2,137)	(2,171)	(305)
Non-GAAP net loss attributable to ordinary shareholders of Yatsen	(215,112)	(121,801)	(17,122)
Shares used in calculating loss per share:
Weighted average number of Class A and Class B ordinary shares:
Basic	2,526,453,776	2,257,211,263	2,257,211,263
Diluted	2,526,453,776	2,257,211,263	2,257,211,263
Non-GAAP net loss attributable to ordinary shareholders per Class A and Class B ordinary share
Basic	(0.09)	(0.05)	(0.01)
Diluted	(0.09)	(0.05)	(0.01)
Non-GAAP net loss attributable to ordinary shareholders per ADS (4 ordinary shares equal to 1 ADS)
Basic	(0.34)	(0.22)	(0.03)
Diluted	(0.34)	(0.22)	(0.03)